Exhibit 99.1

Ballard Announces Results of Annual General Meeting

VANCOUVER, June 5, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced results of its 2018 Annual General Meeting, which was held yesterday at the Company's headquarters in Burnaby, British Columbia, Canada.

All nominees listed in the Management Proxy Circular dated April 8th, 2019 were elected as directors of the Company. Each of the Ballard directors was elected or re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the Board of Directors section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas P. Hayhurst	75,018,994	99.44	422,484	0.56
Kui (Kevin) Jiang Duy-Loan Le	73,206,309 74,972,046	97.04 99.38	2,235,170 469,433	2.96 0.62
R. Randall MacEwen	75,021,963	99.44	419,516	0.56
Marty Neese	75,057,064	99.49	384,415	0.51
James Roche Shaojun (Sherman) Sun	75,078,086 74,141,866	99.52 98.28	363,393 1,299,613	0.48 1.72
Ian Sutcliffe	75,065,692	99.50	375,787	0.50
Janet Woodruff	75,077,089	99.52	364,390	0.48

At the Annual General Meeting, Ballard's CEO provided an update on the business, which can be found at http://ballard.com/investors/presentations-events.

In addition, KPMG LLP, Chartered Accountants, was appointed as auditor for the Company and an advisory vote approved the approach to executive compensation, as disclosed in the Company's Management Proxy Circular.

Item	For	% For	Against	% Against	Withheld/ Abstain	% Withheld/ Abstain	Non-Vote
Appointment of Auditors	107,081,821	96.05	0	0	2,494,256	3.95	0
Executive Compensation	72,564,561	96.18	2,876,918	3.82	0	0	34,134,598

Final voting results on all matters voted on at the Annual General Meeting held on June 4th, 2019 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

View original content to download multimedia:http://www.prnewswire.com/news-releases/ballard-announces-results-of-annual-general-meeting-300863095.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2019/06/c7275.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:45e 06-JUN-19